FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Montrose Environmental Group, Inc.

Pursuant to 17 C.F.R. § 200.83

December 20, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennifer Lopez-Molina

Re:	Comment Letter dated December 13, 2019 regarding

Montrose Environmental Group, Inc.

Draft Registration Statement on Form S-1

Submitted November 15, 2019

CIK No. 0001643615

Dear Ms. Lopez-Molina:

Montrose Environmental Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on November 15, 2019 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have confidentially submitted Amendment No. 1 to the Draft Registration Statement (the “Amendment”) with the Commission today and have included with this letter a copy of the Amendment marked against the Registration Statement.

Risk Factors, page 16

1.

Please tell us what consideration you have given to providing risk factor disclosure regarding the payment of dividends on your Series A-1 preferred stock, in light of this offering, your credit facility restrictions on payment of dividends and cash flow limitations. In this regard, we note that you will redeem all outstanding shares of our Series A-1 preferred stock in connection with this offering and your disclosure on page 63 states that “[i]n the event of a redemption, a holder is guaranteed a minimum of either two or three years of dividends depending on the nature of the redemption.”

Global Headquarters 1 Park Plaza Suite 1000 Irvine, CA 92614	T: 949.988.3500 F: 949.988.3514 info@montrose-env.com www.montrose-env.com

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our Use of Proceeds and Capitalization disclosures in the Registration Statement, as revised, will disclose the amount to be paid from the proceeds of the offering to redeem all outstanding shares of Series A-1 preferred stock, inclusive of the aggregate amount of dividends required to be paid under the terms of the certificate of designations. Additionally, because we intend to redeem and retire all outstanding shares of our Series A-1 preferred stock in connection with the offering, no dividends will accrue or be paid on the Series A-1 preferred stock following completion of the offering. As a result, we do not believe there is any material risk to an investor in our common stock with respect to the payment of dividends on our Series A-1 preferred stock requiring risk factor disclosure.

Use of proceeds, page 45

2.

Please state the approximate amount of proceeds you intend to use for each purpose listed. See Item 504 of Regulation S-K. As a related matter, please clarify if you will use a portion of your proceeds to redeem all outstanding shares of your Series A-1 preferred stock, given your disclosure on page 108 that you will redeem and retire all outstanding shares of Series A-1 preferred stock, and will pay in shares of common stock.

Response:

We note the Staff’s comment, and in response thereto, have revised the referenced Use of Proceeds disclosure on pages 12 and 45 of the Amendment and will state the approximate amount of proceeds we intend to use for each purpose listed, including in connection with the redemption of all outstanding shares of our Series A-1 preferred stock.

Management’s Discussion and Analysis

Results of Operations

Cost of Revenues, page 59

3.

We note your disclosure that outside services were $26.1 million of the total cost of revenues for the year ended December 31, 2018. In light of the total cost of revenues of $134.7 million, please clarify the nature of the outside services you have historically utilized.

Response:

We note the Staff’s comment, and in response thereto, we have expanded the referenced disclosure on page 59 of the Amendment to address the Staff’s comment.

Liquidity and Capital Resources

Senior Secured Credit Facility, page 62

4.

We note your disclosure that the credit facility contains mandatory prepayment features upon a number of events, including “within five days of a qualifying initial public offering, but prior to or contemporaneously with any permitted redemption of our Series A-1 preferred stock...” Please quantify, if material, the amount that you must repay to meet this mandatory prepayment feature.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we intend to amend and restate our credit facility in connection with the consummation of this offering, and that we intend to summarize in a future amendment the material terms of the credit facility, as so amended and restated, once the final terms are known, including the amount of any payments we will make to the lenders thereunder in connection with the offering.

Business

Segments, page 77

5.

We note your disclosure on page 78 that one of your competitive advantages is your “established brand.” Please reconcile this statement with your risk factor on page 20 that you “have a limited operating history as a company and, as a result, the Montrose Environmental brand is not fully established...”

Response:

We note the Staff’s comment, and in response thereto, we have revised the referenced disclosure on pages 20 and 78 of the Amendment to address the Staff’s comment.

Principal Stockholders, page 102

6.

Based upon your disclosure, it appears that EnviroWorks LLC currently has voting control over you, which may continue after this offering. Please revise your disclosure to include a reference to this control in your Summary and provide a risk factor to investors about the risks of this control. Please also discuss whether you intend to rely upon the controlled company exceptions upon listing of your securities on a national exchange. Finally, please identify here the natural holders of EnviroWorks LLC.

Response:

We note the Staff’s comment and, in response thereto, respectfully advise the Staff that, on December 6, 2019, EnviroWorks, LLC distributed all of its shares of our common stock to its members, and that there is no voting or other similar arrangement among the members and the parties to whom they subsequently transferred some of their shares that will remain in effect following completion of this offering. As a result, we do not believe any disclosure is required in the Summary. We have updated the existing risk factor disclosure regarding EnviroWorks ownership on page 38 of the Amendment, the beneficial ownership table and related footnotes beginning on page 103 of the Amendment and the other relevant disclosures in the Amendment to reflect this distribution by EnviroWorks.

Description of Capital Stock

Exclusive Forum Clause, page 109

7.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction or declines to accept jurisdiction, the federal district court for the District of Delaware), as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:

We note the Staff’s comment and, in response thereto, respectfully advise the Staff that, we have revised the referenced disclosure on page 110 of the Amendment to make clear that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act.

*    *     *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (949) 656-8870 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Nasym Afsari

Nasym Afsari
General Counsel and Secretary

Cc:	Vijay Manthripragada, President and Chief Executive Officer

Allan Dicks, Chief Financial Officer

Peter Wardle, Esq.

Michael E. Coke, Esq.